November 23, 2005


Board of Directors
SITEL Corporation
7277 World Communications Drive
Omaha, Nebraska 68122
Attention:  Mr. James F. Lynch, Chairman and Chief Executive Officer

TRANSMITTED BY FACSIMILE AND OVERNIGHT DELIVERY


Gentlemen:

JANA Partners LLC ("we" or "us") currently beneficially owns 10,676,665, or approximately 14.5%, of the outstanding shares of SITEL Corporation ("SITEL" or the "Company"). We believe that given the current leadership's inability to create shareholder value and failure to grow the Company profitably, the Company should aggressively pursue strategic alternatives to maximize shareholder value, including a sale of the Company. Therefore, we read with great interest the Company's announcement today that it has retained a financial advisor and established a special committee to "evaluate various strategies" to "enhance long-term shareholder value." While we are pleased that the Board of Directors (the "Board") at a minimum appears aware that many of its shareholders believe the Company must aggressively pursue value, there are three important factors to consider.

First, today's sudden announcement gives an overwhelming appearance of gamesmanship. The timing of this announcement, shortly before the November 30 deadline for submitting director nominees and other proposed business for the Company's 2006 Annual Meeting (the "Meeting"), causes us to believe that it is designed to discourage shareholders from submitting such proposals prior to the deadline. As you are well aware, we have been advocating an amendment to the Company's bylaws which would give shareholders more time to decide whether to bring shareholder nominees and other business before next year's meeting and have been attempting to work with the Company's representatives to reach a resolution that would provide this additional time and put the Company on a path to pursuing strategic alternatives. This announcement appears designed to dissuade us from that attempt while leaving us and other shareholders with no recourse should the Board fail to legitimately pursue all avenues to achieving maximum shareholder value.

Second, we have strong reservations about entrusting the current Board to follow through in a meaningful and timely manner on its already vague commitment to "evaluate various strategies". We have seen no indication prior to today's abrupt announcement that the Board is seriously exploring any potential strategic alternatives. In fact, we are aware that more than one credible buyer has approached the Company regarding a sale or merger but has been rebuffed by the Company. Additionally, we note that the Company's announcement appears deliberately worded to avoid the mention of exploring a sale of the Company, an exercise which we believe is essential to pursuing maximum value given the Company's operating history and failure to create value.







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Third, the current leadership's history of destroying shareholder value gives us serious concern about entrusting this process to the current members of the Board. For example:

     o We believe that Company management fails to grasp that revenue growth is not a worthwhile achievement if profitability increases do not follow. Despite growing revenues by approximately 69% since 1998, the Company's EBITDA (excluding charges) has actually fallen by approximately 14% during this period through the twelve months ended September 30, 2005. Corresponding with this decline in EBITDA, SITEL's EBITDA margins have been nearly cut in half (falling to 5.1% for the twelve months ended September 30, 2005 from 10.1% for fiscal year 1998). By comparison, one of SITEL's major competitors, TeleTech Holdings, Inc. ("TeleTech"), has increased revenue by approximately 146% and EBITDA by 75% during this same period, while their EBITDA margin for the twelve months ended September 2005 was 8.6%, adjusted for non-recurring items. Another competitor, Sykes Enterprises Inc. ("Sykes"), had a similarly greater margin for the same period at 10.2%. This demonstrates the inability of SITEL management to compete in terms of generating incrementally profitable revenue. We believe that these substandard margins are the result of a combination of a lack of overall discipline with regard to negotiating new contracts as well as a bloated corporate infrastructure.

     o SITEL has written off or has announced plans to write off approximately $67 million of asset value since 1998, a significant amount considering that this is more than the Company's entire EBITDA in an average year during this period, which demonstrates in our view a significant ineptitude for investing in long-term productive assets. Viewed another way, the aggregate amount of assets written off since 1998 is equal to approximately 41% of SITEL's then-stated shareholders' equity.

     o As another relevant measure of management's ineffective deployment of capital coupled with an inability to translate higher revenue into higher profitability, we note that SITEL's margin of EBITDA less capital expenditures (EBITDA less capital expenditures divided by revenue) is substantially lower than its closest competitors. For example, for the twelve months ended September 30, 2005, this margin for SITEL was 2.2%, versus 4.7% for TeleTech and 7.5% for Sykes.

     o We believe SITEL's high level of days' sales outstanding, or "DSO," is indicative of a failure at the Company to effectively manage its largest current asset, Accounts Receivable. Even allowing for geographic mix (given that countries outside the U.S. traditionally have longer payment terms), SITEL has mismanaged its working capital and squandered significant amounts of potential free cash flow which could have been used for productive purposes, such as paying down debt. This is evident when one compares the Company's DSO to


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          those of its competitors: for the quarter ended September 30, 2005,
          Teletech and Sykes maintained DSO's of approximately 57 and 64, respectively, while for the same period DSO at SITEL remained unacceptably high at 73 days, based on publicly available information.

     o Since the return of Chairman and CEO James Lynch in the beginning of April, 2001 until the day prior to the filing of our Schedule 13D (July 28, 2005), the price of SITEL's common stock fell approximately 19%, and since its historic high in October 1996 it has decreased approximately 91%.

     o Despite this record of destroying shareholder value, the combined annual salary of the Company's five highest paid executives in 2004 was over 30% higher than the combined annual salary of the five highest paid executives in 2001. Mr. Lynch's annual salary in 2004 alone increased by over 40% versus 2001.

As Mr. Lynch himself put it in a November, 2002 interview with The Wall Street Transcript, "In the service business all we have is a reputation so if we are not excellent, we have got major problems." We believe the same is true in the business of running a public company. SITEL has had more than ample time to reverse its fortunes and its performance in our opinion has been far from "excellent"; in fact, we think it has been abysmal.

Therefore, we are writing to inform you that the Company will receive promptly notification of our nominations for the three open seats on the Board at the Meeting as well as proposed bylaw amendments and proposals providing for the removal and replacement of additional members of the Board by shareholders. Without any real enforcement mechanism, the Board's belated, and to us largely unconvincing, announcement that it intends to evaluate various strategies is a potentially toothless exercise. We have repeatedly attempted to work with you to come up with a solution to the pressure the November 30 deadline imposes, but your unwillingness to address this issue leaves us with no choice but to submit our nominations in accordance with the current deadline in order to protect our interests as shareholders, and today's announcement has done nothing to change our opinion regarding this matter.

We assume today's announcement results from the Board's reaching the same conclusion that we have, that the current Board faces the very likely prospect of losing at least three and perhaps additional board seats at the Meeting. We caution you now against any attempts to interfere with our rights as shareholders to protect our interests by bringing our director nominees or other business before the Meeting next year.


Sincerely,



Barry Rosenstein
JANA Partners LLC
Managing Partner